Exhibit 2

PRESS RELEASE	February 7, 2005

Syneron Announces Intention
to Launch Secondary Offering

Yokneam, Israel – February 7, 2005 – Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of ELOS™ combined-energy medical aesthetic devices, announced today that that it intends to file a registration statement with the Securities and Exchange Commission for a public offering of up to 8,050,000 of its ordinary shares. The shares would be offered by Syneron security holders. It is currently anticipated that the offering will be completed in the first quarter of 2005.

A registration statement relating to these securities has not yet been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement has been filed and becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact Moshe Mizrahy, CEO of Syneron Medical Ltd., at +972 4 909-6349, email: moshem@syneron-med.com, or David Schlachet, CFO at +972 4 909-6376, email: davids@syneron-med.com.

Syneron Medical Ltd.
Soltam Technology Park
P.O.B. 550
Yokneam Illit, 20692
Israel
Tel: +972 4 909-6200
Fax: +972 4 909-6202
info@syneron-med.com

Syneron, the Syneron logo and ELOS are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.